

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **EA Markets Securities LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EA Markets Securities LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, IL
February 23, 2021



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

EA Markets Securities LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	809,012
Accounts receivable		319,200
Prepaid expense		932
Total assets	$	1,129,144

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	243,625

Member's equity

Member's equity		885,519
Total liabilities and member's equity	$	1,129,144

The accompanying notes are an integral part of this financial statement.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

EA Markets Securities LLC (the "Company") is a New York limited liability company and a wholly-owned subsidiary of EA Markets LLC (the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services including advisory services, private placement of securities and firm commitment underwriting.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company reviews the balance of accounts receivable outstanding at year end to determine if any are potentially uncollectible. At December 31, 2020, the Company had a receivable due from an underwriting syndicate which was deemed collectible.

Income Taxes

The Company is treated as a disregarded entity for Federal income tax purposes in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. The member files consolidated Federal, State and Local returns which include the Company. Therefore, no provision or liability for Federal, State or Local income taxes is included in these financial statements.

Note 2: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement.

The Company's expense for registered representatives is based on a discretionary compensation allocation. These amounts are remitted to the Parent and the Parent is responsible for paying the registered representatives. At December 31, 2020, the Company had a balance due of $231,000 to the Parent, which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 3:   COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. Currently, there are no outstanding examinations by regulatory authorities.

Cash Concentration

The Company maintains its cash balances with two financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

Note 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-

1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $788,387 which was $688,387 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.